SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VERTICALNET, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

92532L206

(CUSIP Number)

BravoSolution U.S.A., Inc.

c/o Esquire Assist Ltd.,

300 North 2nd Street, Suite 630

Harrisburg, PA 17101

Telephone: (717) 232-9398

with a copy to:

Greenberg Traurig, LLP

Met Life Building, 200 Park Avenue

New York, New York 10166

Attention: Lorenzo Borgogni, Esq.

Daniel P. Raglan, Esq.

Telephone: (212) 801-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit 1

SCHEDULE 13D

CUSIP No. 92532L206

1.	NAME OF REPORTING PERSON: BravoSolution U.S.A., Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 307,589 (see Item 5)(1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 307,589 (see Item 5)(1)
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,589 (see Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.94% OF COMMON STOCK(2)
14.	TYPE OF REPORTING PERSON CO

(1)	BravoSolution U.S.A., Inc. acquired 322,007 shares of Verticalnet, Inc.’s (the “Company”) Series C Preferred Stock (“Series C Preferred”), of which 307,589 shares are entitled to vote, together with the holders of the Company’s Common Stock as one class, in accordance with a voting cap set forth in the Series C Designation of Rights.
(2)	Based on 2,576,409 voting shares outstanding on October 31, 2007, which is comprised of (i) 1,610,845 shares of Common Stock, (ii) 8,700,000 shares of Series B Preferred of the Company entitled to vote 657,975 shares in accordance with a voting cap set forth in the Series B Designation of Rights, and (iii) 322,007 shares of Series C Preferred of the Company entitled to vote 307,589 shares in accordance with a voting cap set forth in the Series C Designation of Rights.

(Page 2 of 14 Pages)

SCHEDULE 13D

CUSIP No. 92532L206

1.	NAME OF REPORTING PERSON: BravoSolution S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 307,589 (see Item 5)(1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 307,589 (see Item 5)(1)
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,589 (see Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.94% OF COMMON STOCK(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the shares of Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its direct ownership of BravoSolution U.S.A., Inc.
(2)	Based on 2,576,409 voting shares outstanding on October 31, 2007, which is comprised of (i) 1,610,845 shares of Common Stock, (ii) 8,700,000 shares of Series B Preferred of the Company entitled to vote 657,975 shares in accordance with a voting cap set forth in the Series B Designation of Rights, and (iii) 322,007 shares of Series C Preferred of the Company entitled to vote 307,589 shares in accordance with a voting cap set forth in the Series C Designation of Rights.

(Page 3 of 14 Pages)

SCHEDULE 13D

CUSIP No. 92532L206

1.	NAME OF REPORTING PERSON: Italcementi S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 307,589 (see Item 5)(1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 307,589 (see Item 5)(1)
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,589 (see Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.94% OF COMMON STOCK(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the shares of common stock of the Company referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of BravoSolution U.S.A., Inc.
(2)	Based on 2,576,409 voting shares outstanding on October 31, 2007, which is comprised of (i) 1,610,845 shares of Common Stock, (ii) 8,700,000 shares of Series B Preferred of the Company entitled to vote 657,975 shares in accordance with a voting cap set forth in the Series B Designation of Rights, and (iii) 322,007 shares of Series C Preferred of the Company entitled to vote 307,589 shares in accordance with a voting cap set forth in the Series C Designation of Rights.

(Page 4 of 14 Pages)

SCHEDULE 13D

CUSIP No. 92532L206

1.	NAME OF REPORTING PERSON: Italmobiliare S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 307,589 (see Item 5)(1)
8. SHARED VOTING POWER
9. SOLE DISPOSITIVE POWER 307,589 (see Item 5)(1)
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,589 (see Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.94% OF COMMON STOCK(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of the shares of common stock of the Company referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of BravoSolution U.S.A., Inc.
(2)	Based on 2,576,409 voting shares outstanding on October 31, 2007, which is comprised of (i) 1,610,845 shares of Common Stock, (ii) 8,700,000 shares of Series B Preferred of the Company entitled to vote 657,975 shares in accordance with a voting cap set forth in the Series B Designation of Rights, and (iii) 322,007 shares of Series C Preferred of the Company entitled to vote 307,589 shares in accordance with a voting cap set forth in the Series C Designation of Rights.

(Page 5 of 14 Pages)

SCHEDULE 13D

INTRODUCTION

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 25, 2007, by and among BravoSolution S.p.A., a corporation organized under the laws of the Republic of Italy (“BravoSolution S.p.A.”), BravoSolution U.S.A., Inc., a Pennsylvania corporation and a wholly-owned subsidiary of BravoSolution S.p.A. (“BravoSolution U.S.A.”), and Verticalnet, Inc., a Pennsylvania corporation (the “Company”), pursuant to which BravoSolution U.S.A. will merge with and into the Company and the Company will become a wholly-owned subsidiary of BravoSolution U.S.A. (the “Merger”).

As contemplated by the Merger Agreement, on October 31, 2007 (the “Closing Date”), BravoSolution U.S.A. purchased 322,007 shares (the “Shares”) of Series C Preferred Stock, par value $0.01 per share, of the Company (the “Series C Preferred Stock”) at an aggregate subscription price of $824,337.92, pursuant to the terms of a Stock Purchase Agreement, dated October 25, 2007, by and between the Company and BravoSolution U.S.A. (the “Purchase Agreement”). The Series C Preferred Stock have the rights, preferences, privileges and limitations set forth in the Description and Designation of Series C Preferred Stock attached as Exhibit A to the Statement with Respect to Shares of Series C Preferred Stock of the Company, dated October 31, 2007 (the “Series C Designation of Rights”).

Pursuant to the Merger Agreement, at the effective time of the Merger: (i) each outstanding share of common stock of the Company, other than shares held directly or indirectly by the Company, BravoSolution S.p.A or BravoSolution U.S.A., will be converted into the right to receive $2.56 per share in cash, without interest; (ii) each outstanding share of Series B Preferred Stock of the Company, other than shares held directly or indirectly by the Company, will be converted into the right to receive either $0.38750 or $0.26875 per share in cash (in accordance with the Merger Agreement), without interest; and (iii) each outstanding share of Series C Preferred Stock will be canceled and retired, and no payment or distribution shall be made with respect thereto.

The Company will call and hold a special shareholder meeting as soon as reasonably practicable for the purpose of voting on the adoption of the Merger Agreement and approval of the Merger. The Company’s Board of Directors has recommended that the shareholders of the Company approve the Merger. Consummation of the Merger is subject to customary conditions, including, among other things, approval of the Merger Agreement and the Merger by the Company’s shareholders.

Pursuant to the Merger Agreement, the Company will solicit alternative acquisition proposals from third parties through November 19, 2007. The foregoing summary is qualified in its entirety by reference to the full text of the Merger Agreement, the Series C Designation of Rights, and the Purchase Agreement, which are attached as Exhibits 2.1, 3.1 and 99.2, respectively, to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on October 31, 2007, and are incorporated in this Schedule 13D by reference.

(Page 6 of 14 Pages)

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock of the Issuer, beneficially owned by virtue of the Series C Preferred Stock of the Issuer. The Issuer’s principal executive offices are located at 400 Chester Field Parkway Malvern, PA 19355.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (b) and (c) This Schedule 13D is being filed jointly by (i) BravoSolution U.S.A., (ii) BravoSolution S.p.A., (iii) Italcementi S.p.A., a corporation organized under the laws of the Republic of Italy (“Italcementi”), and (iv) Italmobiliare S.p.A., a corporation organized under the laws of the Republic of Italy (“Italmobiliare” and, together with BravoSolution U.S.A., BravoSolution S.p.A. and Italcementi, collectively, the “Reporting Persons”).

1.	BravoSolution U.S.A.

BravoSolution U.S.A. is a Pennsylvania corporation that was formed for the specific purpose of consummating the transactions contemplated by the Merger Agreement, including the Purchase Agreement. The principal place of business of BravoSolution U.S.A. is c/o Esquire Assist Ltd., 300 North 2nd Street, Suite 630, Harrisburg, PA 17101. The sole shareholder of BravoSolution U.S.A. is BravoSolution S.p.A.

The directors and executive officers of BravoSolution U.S.A. are as follows:

Name	Title	Address	Principal Occupation	Citizenship
Antonino Pisana	Director	Via Rombon 11, 20134 Milan (Italy)	Chief Financial Officer of BravoSolution S.p.A.	Italian

Nader Sabbaghian	Director	12 - 14 Masons Avenue, London EC2V5BB, United Kingdom	Managing Director of BravoSolution UK Ltd.	Italian, Canadian and Iranian

Federico Vitaletti	Director	Via Rombon 11, 20134 Milan (Italy)	Chief Executive Officer of BravoSolution S.p.A.	Italian

2.	BravoSolution S.p.A.

BravoSolution S.p.A. is a corporation organized under the laws of the Republic of Italy, and its principal business is providing eSourcing software solutions. The principal place of business of BravoSolution S.p.A., which also serves as its principal office, is Via Rombon 11, 20134, Milan (Italy). BravoSolution S.p.A. is majority-owned by Italcementi.

The directors and executive officers of BravoSolution S.p.A. are as follows:

Name	Title	Address	Principal Occupation	Citizenship
Rodolfo Danielli	President	Via Camozzi 124, 24121 Bergamo (Italy)	Chief Operating Officer of Italcementi	Italian

Carlo Pesenti	Vice Chairman	Via Camozzi 124, 24121 Bergamo (Italy)	Chief Executive Officer of Italcementi and Chief Operating Officer of Italmobiliare	Italian

Michele Pizzarotti	Director	Via Adorni 1, 43100 Parma (Italy)	Managing Director of Mipien S.p.A.	Italian

Federico Vitaletti	Chief Executive Officer, Director	Via Rombon 11, 20134 Milan (Italy)	Chief Executive Officer of BravoSolution S.p.A.	Italian

(Page 7 of 14 Pages)

3.	Italcementi

Italcementi is a corporation organized under the laws of the Republic of Italy, and its principal business is cement manufacturing. The principal place of business of Italcementi, which also serves as its principal office, is Via G. Camozzi 124, 24121 Bergamo (Italy). Italcementi’s securities are listed on the Milan Stock Exchange. Italcementi is majority-owned by Italmobiliare.

The directors and executive officers of Italcementi are as follows:

Name	Title	Address	Principal Occupation	Citizenship
Pierfranco Barabani	Executive Deputy Chairman	Via Camozzi 124, 24121 Bergamo (Italy)	Executive Deputy Chairman of Italcementi	Italian

Alberto Bombassei	Director	Viale Europa 2, 24040 Stezzano, Bergamo (Italy)	Chairman of Brembo S.p.A.	Italian

Alberto Clô	Lead Independent Director	Via Castiglione 25, 40124 Bologna (Italy)	Business advisor	Italian

Rodolfo Danielli	Chief Operating Officer	Via Camozzi 124, 24121 Bergamo (Italy)	Chief Operating Officer of Italcementi	Italian

Federico Falck	Director	Corso Venezia 16, 20121 Milan (Italy)	President of Falck S.p.A.	Italian

Pietro Ferrero	Director	c/o Ferrero International S.A. Route de Treves 6E, 2633 Senningerberg (Luxembourg)	Chief Executive Officer of Ferrero International S.A.	Italian

Danilo Gambirasi	Director	Via Camozzi 124, 24121 Bergamo (Italy)	Business advisor	Italian

Karl Janjöri	Director	Via Camozzi 124, 24121 Bergamo (Italy)	Business advisor	Swiss

Italo Lucchini	Director	Piazza della Repubblica 2, 24121 Bergamo (Italy)	Financial and tax Advisor	Italian

Emma Marcegaglia	Director	c/o Marcegaglia S.p.A., Via Bresciani 16, 46040 Gazoldo degli Ippoliti, Mantova (Italy)	Chief Executive Officer of Marcegaglia S.p.A.	Italian

(Page 8 of 14 Pages)

Sebastiano Mazzoleni	Director	Via Marconi 1, 24010 Sorisole, Frazione Petrosino, Bergamo (Italy)	Marketing executive of Italcementi Group	Italian

Yves René Nanot	Director	c/o Ciments Français S.A., 5 Place de la Pyramide, Cedex 22, Tour Ariane, 92088 Paris La Defense (France)	Chairman and Chief Executive Officer of Ciments Français S.A.	French

Carlo Pesenti	Chief Executive Officer	Via Camozzi 124, 24121 Bergamo (Italy)	Chief Executive Officer of Italcementi and Chief Operating Officer of Italmobiliare	Italian

Giampiero Pesenti	Chairman	Via Camozzi 124, 24121 Bergamo (Italy)	Chairman of Italcementi and Chairman and Managing Director of Italmobiliare	Italian

Marco Piccinini	Director	c/o SEPAC, 7 Bouvelard les Moulins, 98100 Montecarlo (Monaco)	Chief Executive Officer of SEPAC	Monégasque

Ettore Rossi	Director	Via Camozzi 124, 24121 Bergamo (Italy)	Senior executive of Italcementi group	Italian

Attilio Rota	Director	Via Monte Ortigara 4, 24121 Bergamo (Italy)	Lawyer	Italian

Carlo Secchi	Director	c/o Università Commerciale “L. Bocconi” Via Sarfatti 25, 20136 Milan (Italy)	Professor at Bocconi Univesity, Milan (Italy)	Italian

Emilio Zanetti	Director	Piazza Vittorio Veneto 8, 24121 Bergamo (Italy)	Auditor	Italian

4.	Italmobiliare

Italmobiliare is a corporation organized under the laws of the Republic of Italy, and its principal business is as a corporation that invests in, and owns, companies operating in Italy and abroad. Italmobiliare’s securities are listed on the Milan Stock Exchange. The principal place of business of Italmobiliare, which also serves as its principal office, is Via Borgonuovo 20, 20121 Milan (Italy).

(Page 9 of 14 Pages)

The directors and executive officers of Italmobiliare are as follows:

Name	Title	Address	Principal Occupation	Citizenship
Pier Giorgio Barlassina	Director	Via Borgonuovo 20, 20121 Milan (Italy)	Business consultant	Italian

Mauro Bini	Director	c/o Studio W. Metrics S.r.l. Via Canova 31, 20145 Milan (Italy)	Professor of Corporate Finance at Bocconi University, Milan (Italy)	Italian

Giorgio Bonomi	Director	Via Verdi 7, 24121 Bergamo (Italy)	Lawyer	Italian

Gabriele Galateri di Genola	Director	c/o Mediobanca S.p.A. Piazzetta Enrico Cuccia 1, 20121 Milan (Italy)	Senior advisor of Mediobanca S.p.A.	Italian

Italo Lucchini	Director	Piazza della Repubblica 2, 24121 Bergamo (Italy)	Financial and tax Advisor	Italian

Luca Minoli	Director	c/o Dewey LeBoeuf Studio Legale, Via F.lli Gabba 4, 20121 Milan (Italy)	Lawyer	Italian

Giorgio Perolari	Director	c/o Perofil S.p.A. Via Zanica 14, 24126 Bergamo (Italy)	Entrepreneur	Italian

Carlo Pesenti	Managing Director	Via Camozzi 124, 24121 Bergamo (Italy)	Chief Executive Officer of Italcementi and Chief Operating Officer of Italmobiliare	Italian

Giampiero Pesenti	President and Chief Executive Officer	Via Camozzi 124, 24121 Bergamo (Italy)	Chairman of Italcementi and Chairman and Managing Director of Italmobiliare	Italian

Livio Strazzera	Director	Via Borgogna 3, 20122 Milan (Italy)	Financial and tax advisor	Italian

(d) and (e) During the last five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f) The citizenship of each natural person identified in this Item 2 is as set forth in the tables above.

(Page 10 of 14 Pages)

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 31, 2007, BravoSolution U.S.A. acquired the Series C Preferred Stock Shares in connection with the closing of the transactions contemplated by the Purchase Agreement. The total consideration paid for the purchase of the Series C Preferred Stock was $824,337.92.

The acquisition of the Series C Preferred Stock was funded from the working capital of BravoSolution S.p.A.

ITEM 4.	PURPOSE OF TRANSACTION

BravoSolution U.S.A. acquired the Series C Preferred Stock and beneficial ownership of the underlying Common Stock in connection with the Merger. The information set forth in the Introduction is incorporated in this Item 4 by reference.

BravoSolution U.S.A. shall vote its shares in favor of the Merger at the special shareholder meeting convened to approve the Merger. On October 30, 2001, the closing bid price for the Company’s Common Stock (which the Series C Preferred is convertible into) on NASDAQ was $2.68 per share. As a result of its purchase of the Series C Preferred, BravoSolution U.S.A. is entitled as of the date hereof to vote approximately 11.94% of the outstanding shares of Common Stock (based on 2,576,409 voting shares outstanding on October 31, 2007, which is comprised of (i) 1,610,845 shares of Common Stock, (ii) 8,700,000 shares of Series B Preferred of the Company entitled to vote 657,975 shares in accordance with a voting cap set forth in the Series B Designation of Rights, and (iii) 322,007 shares of Series C Preferred of the Company entitled to vote 307,589 shares in accordance with a voting cap set forth in the Series C Designation of Rights). Holders of the Series C Preferred are entitled to vote their shares, subject to the voting cap set forth in the Series B Designation of Rights, with respect to any question upon which holders of Common Stock are entitled to vote, together with the holders of the Company’s Common Stock as one class. If BravoSolution U.S.A. converted its shares of Series C Preferred into Common Stock prior to the record date of the Merger, the Series C Preferred would convert into 322,007 shares of Common Stock (at a conversion value of $2.56 per share).

Except as set forth herein or as would occur in connection with and upon completion of any of the actions and matters discussed in the Introduction and this Item 4, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

If the Merger is not consummated for any reasons, the Reporting Persons may consider various courses of action with respect to the Series C Preferred, and may exercise any and all of their respective rights.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The information contained on the cover pages of this Schedule 13D and the response to Item 2 of this Schedule 13D are incorporated herein by reference. BravoSolution U.S.A. is the record owner of 322,007 shares of Series C Preferred (and is the beneficial owner of approximately 11.94% of the shares of the Company’s Common Stock based on 2,576,409 voting shares outstanding on October 31, 2007, which is comprised of (i) 1,610,845 shares of Common Stock, (ii) 8,700,000 shares of Series B Preferred of the Company entitled to vote 657,975 shares in

(Page 11 of 14 Pages)

accordance with a voting cap set forth in the Series B Designation of Rights, and (iii) 322,007 shares of Series C Preferred of the Company entitled to vote 307,589 shares in accordance with a voting cap set forth in the Series C Designation of Rights). BravoSolution S.p.A. is the sole shareholder of BravoSolution U.S.A. and thus may be deemed to directly have sole power to direct the voting and disposition of the Series C Preferred held by BravoSolution U.S.A. Italcementi owns the majority of the outstanding capital stock of BravoSolution S.p.A. and thus may be deemed to indirectly have sole power to direct the voting and disposition of the Series C Preferred held by BravoSolution U.S.A. Italmobiliare owns the majority of the outstanding capital stock of Italcementi and thus may be deemed to indirectly have sole power to direct the voting and disposition of the Series C Preferred held by BravoSolution U.S.A. Each of BravoSolution S.p.A, Italcementi and Italmobiliare disclaim beneficial ownership of the Series C Preferred.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto.

Merger Agreement

The information set forth in the Introduction and Item 4 is incorporated in this Item 6 by reference.

Purchase Agreement

The information set forth in the Introduction and Item 4 is incorporated in this Item 6 by reference.

Voting Agreement

In connection with the execution of the Merger Agreement, BravoSolution S.p.A., BravoSolution U.S.A. and the Company entered into a Voting Agreement (the “Voting Agreement”) with certain directors, officers and shareholder of the Company who committed to vote their shares in connection with the Merger. The Voting Agreement shall terminate if the Merger Agreement is terminated in accordance with its terms, which includes as a result of a change in recommendation by the Company’s Board of Directors. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on October 31, 2007, and is incorporated in this Schedule 13D by reference.

(Page 12 of 14 Pages)

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement and Power of Attorney, dated as of November 9, 2007, made among the Reporting Persons.

Exhibit 2	Agreement and Plan of Merger, dated as of October 25, 2007, by and among BravoSolution S.p.A., BravoSolution U.S.A., and the Company (incorporated by reference from Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2007).

Exhibit 3	Description and Designation of Series C Preferred Stock attached as Exhibit A to the Statement with Respect to Shares of Series C Preferred Stock of the Company, dated October 31, 2007 (incorporated by reference from Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2007).

Exhibit 4	Stock Purchase Agreement, dated as of October 31, 2007, by and among BravoSolution U.S.A. and the Company (incorporated by reference from Exhibit 99.2 of the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2007).

Exhibit 5	Voting Agreement, dated as of October 25, 2007, by and between the Company, BravoSolution S.p.A, BravoSolution U.S.A. and the parties thereto (incorporated by reference from Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2007).

(Page 13 of 14 Pages)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2007

BRAVOSOLUTION U.S.A., INC.

By:	/s/ Federico Vitaletti
Name:	Federico Vitaletti
Title:	President

BRAVOSOLUTION S.P.A.

By:	/s/ Federico Vitaletti
Name:	Federico Vitaletti
Title:	Chief Executive Officer

ITALCEMENTI S.P.A.

By:	/s/ Antonino Pisana
Name:	Antonino Pisana
Title:	Attorney-in-Fact

ITALMOBILIARE S.P.A.

By:	/s/ Antonino Pisana
Name:	Antonino Pisana
Title:	Attorney-in-Fact

(Page 14 of 14 Pages)